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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                 -----------------------------------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               ACTIVEWORLDS CORP.
                                (Name of Issuer)

                     Common Stock, $.001 Par Value Per Share
                         (Title of Class of Securities)

                                    0504X207
                                 (CUSIP Number)

                                 Richard F. Noll
                               Activeworlds Corp.
                                95 Parker Street
                        Newburyport, Massachusetts 01950
                            Telephone: (978) 499-0222
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                 August 21, 2002
                                       and
                                September 9, 2002
             (Date of Event which Requires Filing of this Statement)


            ---------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e)or 13d-1(g), check the following box | |.

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CUSIP No.   0504X207                   13D                   Page  1 of 3  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 RICHARD F. NOLL

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         400,000

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         400,000

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     400,000

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                     Page 2 of 3

Item 1.  Security and Issuer.

         The class of equity securities to which this statement on Schedule 13D relates is the voting common, $.001 par value per share (the "Common Shares"), of Activeworlds Corp. (the "Issuer"), a Delaware corporation, with its principal executive office located at 95 Parker Street, Newburyport, Massachusetts 01950.


Item 2.  Identity and Background.

         This Statement is being filed by Mr. Richard F. Noll ("Reporting Person").

         The Reporting Person is an individual whose address is c/o Activeworlds Corp., 95 Parker Street, Newburyport, Massachusetts 01950.

         During the last five years, the Reporting Person has not been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         The Reporting Person is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.


         On August 19, 2002, the Reporting Person entered into a Letter Agreement with X3D Technologies, Inc. ("X3D"), and Mr. JP McCormick, whereby the Reporting Person and Mr. McCormick each purchased 300,000 shares from X3D for a purchase price of $51,000 each. The closing of the transaction occurred on August 21, 2002.


         On July 10, 2002, the Reporting Person entered into a Securities Purchase Agreement with Michael Gardner whereby the Reporting Person agreed to sell to Mr. Gardner 500,000 Common Shares for a purchase price of $50,000 effective September 9, 2002. Pursuant to the terms of that certain Agreement and Plan of Exchange by and between Activeworlds Corp., Activeworlds, Inc., J.P. McCormick and Richard F. Noll, dated as of July 10, 2002 and effective September 9, 2002, the Reporting Person sold 1,305,948 Common Shares to the Issuer for aggregate consideration of $215,000.


Item 4.  Purpose of Transaction.

         The 300,000 Common Shares acquired by the Reporting Person on August 21, 2002 were pursuant to the terms of a Letter Agreement of even date between X3D, the Reporting Person and J.P. McCormick, and the acquisition was for investment purposes. Effective September 9, 2002, the Reporting Person sold 1,305,948 Common Shares to the Issuer for aggregate consideration of $215,000 pursuant to the terms of that certain Agreement and Plan of Exchange by and between Activeworlds Corp., Activeworlds, Inc., J.P. McCormick and Richard F. Noll, dated as of July 10, 2002. The Reporting Person sold an additional 500,000 Common Shares pursuant to a Securities Purchase Agreement by and between the Reporting Person and Michael Gardner, dated as of July 10, 2002 and effective September 9, 2002. The Reporting Person may, at any time and from time to time, purchase additional Common Shares of the Issuer and may dispose of any and all Common Shares of the Issuer held by him. Notwithstanding the foregoing, the Reporting Person has no current plan or proposal which relates to, or would result in, any of the actions enumerated in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.


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                                                                     Page 3 of 3

Item 5.  Interest in Securities of the Issuer.

         The Reporting Person is currently the beneficial owner, with sole dispositive and voting power, of 400,000 Common Shares, or approximately 4.7%, of the issued and outstanding Common Shares of the Issuer (based on the number of Common Shares that were reported by the Issuer to be issued and outstanding as of August 12, 2002).


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         None.


Item 7.  Material to be Filed as Exhibits.

         Exhibit 1. Letter Agreement among X3D Technologies, Inc., J.P. McCormick and Richard F. Noll, dated August 19, 2002 (Filed as Exhibit 1 to Amendment No. 1 to the Schedule 13D dated August 21, 2002 and September 9, 2002 filed by J.P. McCormick).

         Exhibit 2. Securities Purchase Agreement between Michael Gardner and Richard Noll dated July 10, 2002 (Filed as Exhibit No. 3 to Amendment No. 2 to the Schedule 13D dated July 10, 2002 filed by Michael Gardner).

         Exhibit 3. Agreement and Plan of Exchange by and between Activeworlds Corp., Activeworlds, Inc., J.P. McCormick and Richard F. Noll, dated as of July 10, 2002 (Filed as Exhibit 2.1 to the Company's Current Report on Form 8-K dated July 10, 2002).


                                    Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





September 9, 2002                                   /s/ Richard F. Noll
                                                  ---------------------
                                                  Richard F. Noll